Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

September 7, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik

Erin Jaskot

Re:	Interleukin Genetics, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 30, 2016

File No. 001-32715

Ladies and Gentlemen:

On behalf of Interleukin Genetics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated September 6, 2016 with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”). The Company has also filed an amendment to the Proxy Statement (the “Amended Proxy Statement”). Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

General

1.	Comment: Please expand your disclosures under Proposal 4 and Proposal 5 to address the effects of increasing the number of authorized but unissued shares of common stock upon the rights of existing stockholders, including any possible dilutive effect to shareholders upon issuance of the authorized shares and anti-takeover effects. Refer to item 11(d) of Schedule 14A and SEC Release No. 34-15230 (October 13, 1978).

Response: In response to this comment, the Company has revised the disclosure in the Amended Proxy Statement (i) in the fifth paragraph of Proposal 4 beginning on page 28 and (ii) in the fifth paragraph under “Effects of the Reverse Stock Split” of Proposal 5 beginning on page 30.

2.	Comment: We note your disclosure on page 28 that the board’s decision to effect the increase in the number of authorized shares of common stock will be based on a number of factors, including whether it decides to effect a reverse stock split. Please revise your disclosure under Proposal 4 and expand your disclosure under Proposal 5 to specify how the decision to implement each proposal will affect the board’s decision to implement the other proposal.

Response: In response to this comment, the Company has revised the disclosure in the Amended Proxy Statement in the second paragraph under Proposal 4 to include the following language:

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

“If Proposal 5 is approved and the Board elects to effect a reverse stock split, the number of outstanding shares of common stock will be reduced in proportion to the ratio of the split chosen by the Board. However, the number of authorized shares of common stock will not be affected by such a reverse stock split. Accordingly, if a reverse stock split is effected, the number of unissued authorized shares of common stock will increase. As a consequence, if the Board determines to effect a reverse stock split prior to implementing the amendment to our Charter to increase the authorized shares of common stock, it is unlikely that the Board would then also implement the increase in authorized shares set forth in this Proposal 4.”

The Company has also added disclosure in the Amended Proxy Statement under “Effects of the Reverse Stock Split” of Proposal 5 to note that “ . . . if the Board determines to effect a reverse stock split prior to implementing the amendment to our Charter to increase the authorized shares of common stock, it is unlikely that the Board would then also implement the increase in authorized shares set forth in Proposal 4.” In addition, the Staff is respectfully advised that the Company does not believe or anticipate that any decision to implement the increase in authorized shares set forth in Proposal 4 will have any affect on the decision to implement a reverse stock split as set forth in Proposal 5.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response is acceptable to the Staff. Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane